May 5, 2025

Mark Corrao
Chief Financial Officer
Apimeds Pharmaceuticals US, Inc.
2 East Broad Street 2nd Floor
Hopewell, NJ 08425

       Re: Apimeds Pharmaceuticals US, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-42545
Dear Mark Corrao:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences